Provectus Pharmaceuticals, Inc.
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011




                                  July 19, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549
Attn:  Mr. Jeffrey P. Riedler, Assistant Director

                                                                       VIA EDGAR

         Re:      Provectus Pharmaceuticals, Inc.
                  Registration Statement of Form S-2
                  Registration No. 333-112762

Ladies and Gentlemen:

     Provectus Pharmaceuticals, Inc., a Nevada corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-2 (Registration No. 333-112762), which previously was filed with the Commission on February 12, 2004 and subsequently amended on April 7, 2004 (the "Registration Statement").

     The Registrant is requesting the withdrawal of the Registration Statement because the holders of the securities for which the Registration Statement was principally filed no longer are requiring the Registrant to pursue the registration of the securities.

     The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     Please direct any questions  regarding  this filing to the  undersigned  at
865-769-4011,   H.  Craig  Dees  (865-769-4011)  or  Linda  M.  Crouch-McCreadie
(423-928-0181), counsel to the Registrant.

                                Very truly yours,

                                /s/ Timothy C. Scott
                                ------------------------------------------------
                                Timothy C. Scott
                                President
                                Provectus Pharmaceuticals, Inc.